Ivan K. Blumenthal | 212.692.6784 | ikblumenthal@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

April 5, 2010

Celeste M. Murphy, Legal Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E. - Mail Stop 3720

Washington, D.C. 20549

Re:	Wave2Wave Communications, Inc.

Registration Statement on Form S-1/A

Filed on April 5, 2010

File No. 333-164791

Dear Ms. Murphy:

On behalf of Wave2Wave Communications, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form S-1, File No. 333-164791, as initially filed with the Commission on February 8, 2010 (the “Amendment”). We are delivering clean and marked courtesy copies of the Amendment to you.

Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”), dated March 5, 2010. The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. References herein to page numbers of the Amendment refer to page numbers of the marked Amendment.

On behalf of the Company, we advise you as follows:

General

1.

We note that you have not yet filed your Confidential Treatment Request with respect to Exhibit 10.76 to your registration statement, or the underlying exhibit. We will require sufficient time to both review your application and the exhibit and resolve any comments on the application prior to your requesting acceleration of your registration statement. Please note that comments on the confidential treatment request may impact disclosure in the prospectus. Please also see our related comment under “Item 16, Exhibits,” below.

Response: The Company acknowledges the Staff’s comment. Simultaneous with the filing of the Amendment, the Company has filed its Confidential Treatment Request application with respect to Exhibits 10.21, 10.22, 10.23, 10.36, 10.37, 10.38, 10.74 and 10.81.

2.

Please be advised that you should include the price range, the size of the offering, the beneficial ownership of your common stock, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Company has revised the subject disclosure on the cover page and pages 8 and 137-138. Currently, the Company is seeking to raise $82,500,000 at a price range of between $9.00 and $11.00 per share. The Company will offer 8,250,000 shares at $10.00 per share (the midpoint of the aforementioned price range).

3.

We note that you include industry research for estimated revenues, industry depth and growth, and other figures cited throughout the document, such as those provided by Cisco Systems and Plunkett Research that you reference on page 3, a report by ADC Telecommunications referenced on page 5, the recent study by ABI Research that you reference on page 7, and the TMT Telecommunications Trends Report 2009 that you reference on page 81. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Response: The Company advises the Staff that copies of the cited reports (or relevant excerpts thereof) are publicly available, and marked copies are being supplementally provided with this response letter as Annex A. None of the reports were prepared exclusively for this filing.

4.

Please provide us with copies of any artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

Response: The Company is supplementally providing with this response letter as Annex B, copies of the artwork it intends to include in the prospectus, for the Staff’s review and comment.

5.

As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the F1NRA informing us that the FINRA has no additional concerns.

Response: The Company notes the Staff’s comment and, prior to effectiveness, the Company will either provide the Staff with a copy of the letter from the Financial Industry Regulatory

Authority ("FINRA") or have a representative of FINRA call the Staff to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements in the offering.

6.

Update the audited financial statements of Wave2Wave Communications and Wincom Technologies Holding and other financial information in the filing to include the year ended December 31, 2009. Please refer to the guidance in Rule 3-12 of Regulation S-X.

Response: The Company has updated the financial statements, schedules and footnotes for both the Company and Winncom Technologies Holding. In accordance with Rule 3-12 of Regulation S-X, the Company is providing the consolidated balance sheets for the years ended December 31, 2009 and 2008, the statements of operations, statements of cash flows and statements of changes in stockholders’ equity for the years ended December 31, 2009, 2008 and 2007 for the Company. For Winncom, using the conditions specified in the definition of significant subsidiary in Rule 1-02(w) of Regulation S-X, the Company is furnishing financial statements pursuant to Rule 3-05(2)(iii) for the most recent two fiscal years. For RNK Communications, Inc., using the conditions specified in the definition of significant subsidiary in Rule 1-02(w), the Company is furnishing financial statements as specified in Rules 3-05(4)(iii). The audited financial statements for 2009 have replaced the Company’s unaudited financial statements for the interim nine month periods ending September 30, 2009 and 2008.

Prospectus Summary, page 1

7.

The summary should provide investors with a clear, concise and coherent “snapshot” description of the most significant aspects of the offering. We note that much of the information in the summary is repeated in, and more appropriate for, the body of the prospectus. For example, disclosure relating to your Business Strategy, Phases 1 and II, as well as Market Opportunity, is repeated in your Business Section. Additionally, please balance your summary disclosure. For example, you should balance your disclosure relating to your competitive advantages with specific disclosure regarding your operating losses, significant debt, accumulated deficit, and recent loss of 10% customer, T-Mobile USA. Likewise, please indicate the extent to which insiders will continue to exercise significant control over the company following the initial public offering. Finally, please reference the potential impact of the pending Verizon litigation you disclose in your Risk Factors section at page 16.

Response: The Company has updated the Prospectus Summary section to include disclosure regarding the Company’s operating losses, significant debt, accumulated deficit, the status of the Company’s interconnection agreement with T-Mobile USA, the Company’s related party ownership following the offering and the risks of the Verizon litigation. Additionally, the Company has pared down some of the disclosure set forth in the Prospectus Summary section, and has moved certain of the sections to the body of the prospectus. Please see pages 1-5.

Proposed Acquisition, page 1

8.

Please revise the final sentence of paragraph one to disclose how much of the net proceeds will be used to fund the Winncom acquisition, both as consideration to Winncom shareholders and as repayment of currently outstanding Winncom debt.

Response: The Company has added disclosure on page 2 with respect to the amount of net proceeds of the offering that will be used to fund the Winncom acquisition, as consideration to the Winncom shareholders and as repayment of certain of Winncom’s outstanding debt.

9.

We note that you will issue 4,714,038 shares of common stock to the Winncom shareholders in connection with the stock purchase agreement. Please advise us how many shareholders will take these shares, and the exemption from registration you are relying upon in connection with their issuance.

Response: Winncom has three shareholders, who will be receiving an aggregate of 2,357,019 shares of the Company’s common stock, as adjusted for the reverse stock split that the Company effected on March 22, 2010, as partial consideration for the sale of all of Winncom’s issued share capital. In issuing these shares, the Company will rely upon the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

10.

We note that subsequent to the consummation of the offering, Mr. Raskin will become your chief executive officer. Along with a more fulsome discussion of the background, terms, and conditions of the Stock Purchase Agreement generally both here and in MD&A on pages 46-47, please revise to disclose why you are replacing your current chief executive officer. Likewise, please disclose the significant change that will occur to your board of directors in connection with the proposed Winncom acquisition. As deemed material, please revise your Risk Factors section to disclose and discuss any risks associated with these changes.

Response: The Company has updated pages 48-49 and 79-80, to provide a more detailed discussion of the background, terms and conditions of the Winncom stock purchase agreement. The Company has also revised pages 2-3 to include disclosure on why the Company is appointing Gregory Raskin as Chief Executive Officer, and to discuss the significant changes that will occur to the Company’s board of directors following the consummation of the offering and the Winncom acquisition. The Company has also included a new risk factor on page 20 to disclose the risks associated with these changes.

11.	Please consider chart disclosure showing your current corporate structure and structure as contemplated following the consummation of the offering in connection with the Winncom acquisition.

Response: The Company has added a diagram on page 7 depicting the Company’s current corporate structure and its corporate structure as contemplated following the consummation of the offering and the Winncom acquisition.

Summary of Historical Consolidated Financial Data and Pro Forma Financial Data, page 10

Reconciliation of net (loss) income to EBITDA to Adjusted EBITDA, page 12

12.

Please add a footnote to the table which includes a detailed description of the composition of the line item “Non-recurring items.” Also include this throughout your filing where you present the reconciliation of Adjusted EB1TDA.

Response: The Company has added footnotes to the revised table of reconciliation of net (loss) income to EBITDA to Adjusted EBITDA to reflect the periods presented on pages 12 and 46.

Risk Factors, page 13

Risks Related to Our Business, page 13

We have substantial indebtedness and may be unable to service our debt., page 13

13.	Please revise to identify the affiliate of the related party who holds a significant percentage of your long-term debt.

Response: The Company has revised the disclosure on page 13 to identify the related party who holds a significant percentage of the Company’s long-term debt.

We depend upon our suppliers, and have limited sources of supply for key products and services., page 19

14.	Please revise to indicate your reliance upon Verizon as a key supplier. We note related disclosure at pages 50, 51.

Response: The Company has revised the disclosure on page 19 to indicate its reliance on Verizon as a key supplier.

We are dependent on key personnel., page 19

15.	Please revise to expand your risk factor disclosure to include disclosure related to the risks you have identified on page 32 in connection with your continued association with Mr. Bressman.

Response: The Company has revised the disclosure on page 20 to expand the risk factor to include disclosure relating to the Company’s continued association with Mr. Bressman.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain, and if we fail to comply in a timely manner our business could be harmed and our stock price could decline., page 20

16.	To the extent determinable, please provide an estimate of the costs associated with your compliance with Section 404 of the Sarbanes-Oxley Act.

Response: The Company estimates the costs of completing the implementation of compliance with Section 404 of the Sarbanes-Oxley Act and the assessment of internal controls at approximately $450,000. The Company estimates ongoing maintenance, improvement, documentation and testing of its internal controls through the use of internal resources and external consultants to be approximately $115,000 per year. The Company estimates ongoing integrated audit fees specifically related to the attestation of internal controls to be approximately $200,000 per year. The Company has revised the subject disclosure on page 21.

Risks Relating to the Proposed Winncom Acquisition, page 25

If we do not consummate the Winncom acquisition our expected results of operations in the future may be adversely affected., page 25

17.

Please revise the second sentence to indicate, if true, that the “receipt of financing” that constitutes one of the closing conditions is that portion of the funds raised in the offering dedicated to the completion of the Winncom acquisition.

Response: The Company has revised the subject disclosure on page 25 in response to the Staff’s comment.

Restrictions and covenants in Winncom’s credit facility may limit its ability to enter into certain transactions, page 27

18.	Please revise here, as well as in your abbreviated Winncom MD&A, to discuss the material terms of Winncom’s credit facility.

Response: The Company has expanded and revised the description of the various restrictions and covenants of Winncom’s credit facility on pages 27-28 of the “Risk Factors” section and on pages 81-82 of the “Information about Winncom” section.

Information Concerning One of our Founders, page 31

19.

Please clarify, in paragraph six, that in connection with the completion of the offering and the acquisition of Winncom, Mr. Bressman will relinquish his position as a senior executive officer of the company, as well as no longer function as a director of the company.

Response: The Company has revised the subject disclosure on pages 32-33 in response to the Staff’s comment.

Use of Proceeds, page 34

20.

To the extent possible, please revise to indicate the approximate amount of net proceeds you intend to use for each purpose you have identified in paragraph three, such as “to build [y]our operating infrastructure.” Please refer to Item 504 of Regulation S-K.

Response: The Company has revised the “Use of Proceeds” section in order to more clearly adhere to the instructions as set forth in Item 504 of Regulation S-K including ordering the “Use of Proceeds” table in the order of priority, and specifying the rates of interest on any indebtedness to be discharged. In the original Form S-1 filing, the Company mentioned numerous items, such as “build our operating infrastructure”, or “fund research and development” as potential uses of proceeds. At this time management has not yet determined reliable estimates for expenditures on these and other items. As such, the Company has limited its uses of proceeds to those specified in the table, with management reserving the use of any remaining proceeds at its discretion. Please see pages 35-36 for the revised disclosure.

Dilution, page 37

21.	Please quantify the further dilution per share to new investors that will occur upon exercise of any of your outstanding stock options.

Response: The Company has revised the subject disclosure on page 38 in response to the Staff’s comment.

Unaudited Pro forma Consolidated Financial Data, page 39

22.

You indicate that the pro forma financial statements are based on preliminary estimates of the allocation of the purchase price. Identify any significant liabilities and tangible and intangible assets likely to be recognized and describe any uncertainties regarding the effects of amortization periods assigned to assets. If materially different results might occur, include additional pro forma information that gives effect to the range of possible results.

Response: The Company has revised it preliminary estimates of the allocation of purchase price through discussion with outside experts, and has added disclosure as to the identification of various tangible and intangible assets. The Company feels that the final allocation should not be materially different from the estimates, but has identified the factors, such as the fair value of shares of the Company’s stock that are being issued pursuant to the Winncom Stock Purchase Agreement (the “SPA”), that could affect the resultant fair values of certain intangible assets along with identifying the attributes that would affect the determination of fair value for tangible assets and significant liabilities. The Company has also added disclosure as to the assumptions on which the amortizations were based on for identifiable intangible assets that will be part of the allocation process.

Pro forma Balance Sheet, page 39

23.	Revise the pro forma balance sheet to present in separate columns the effect of the Wincomm acquisition and the receipt and use of proceeds.

Response: The Company has revised the pro forma balance sheet on pages 40-42 in response to the Staff’s comment, to present in separate columns the effect of the Winncom acquisition and the receipt and use of proceeds.

24.	Revise the balance sheet to show the amount of the purchase price allocated to goodwill as a separate line item.

Response: The Company has revised the pro forma balance sheet on pages 40-42 in response to the Staff’s comment, in order to show the amount of the purchase price allocated to goodwill as a separate item. The purchase price allocated to goodwill is approximately $37 million.

25.	Revise the balance sheet to present pro forma adjustments on a gross basis on the face of the balance sheet or provide a more detailed explanation of the components of each adjustment in the notes.

Response: The Company has revised the balance sheet on pages 40-42 in response to the Staff’s comment, to present all adjustments on a gross basis. The balance sheet is presented with two columns of adjustments, one giving effect to the receipt of proceeds and the subsequent use with respect to pay-off of debt. The second adjustment column gives effect to the acquisition of Winncom.

26.	Revise the description of adjustment (c) to provide a schedule showing the calculation of the purchase price.

Response: The Company has revised its schedules and the related footnotes on pages 40-42 in response to the Staff’s comment. The Company has included a table on page 42 that calculates the purchase price and the excess of the purchase price over net assets required to be allocated.

Pro forma Statements of Operations, page 40

27.

Disclose historical and pro forma earnings per share data for Wave2Wave. The calculation of pro forma earnings per share data should only include shares issued for the acquisition of Wincomm and shares from the offering whose proceeds will be used for retirement of debt.

Response: The Company has included historical share data used to calculate earnings per share (“EPS”) on the revised pro forma statement of operations on pages 42-43 in response to the Staff’s comment. The Company has also included pro forma share data for pro forma EPS, which gives effect to the acquisition of Winncom on January 1, 2009, as contemplated in connection with the consummation of the offering.

Adjustment (c), page 41

28.	Tell us how you determined the fair value of the restricted stock issued pursuant to the employment agreement. Please disclose these details in your filing.

Response: Typically, the value of any stock issued as compensation is determined by applying the fair market value of the underlying stock on the date of grant or as close to such date as practicable. In the original Form S-1 filing, the Company applied a valuation provided to it by a third party independent appraiser in accordance with  SFAS 123r in the event that the Company’s stock is not publicly traded. The Company has since revised the valuation of the restricted stock issued at $10.00 per share, the midpoint of the price range at which it will offer its common stock in the proposed offering. The restricted shares will be issued immediately after the consummation of the offering and as such, the $10.00 per share is, at this time, the Company’s most reasonable estimate of the fair market value of the common stock at the time of issuance.  The Company has revised the disclosure on page 43 in response to the Staff’s comment.

Selected Historical Financial, page 44

29.

We note that in defining Adjusted EBITDA you have labeled gain recognized on troubled debt restructuring, gain or loss on asset dispositions and other non-operating income or expense as non-recurring items. Tell us how you applied the guidance in Item 10(e) of Regulation S-K that items should not be identified as non-

recurring when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.

Response: Upon review of Item 10(e) of Regulation S-K, the Company has excised certain items from the reconciliation of “net loss to EBITDA to Adjusted EBITDA.” Previously, the Company had identified certain settlements with existing customers as eligible for use as adjustments from EBITDA to Adjusted EBITDA. However, pursuant to paragraph B of 10(e) which states that certain items “identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years;” the settlements did not qualify under the rule as “non-recurring” as the Company had multiple such settlements in the previous two years. The Company does not expect such settlements to recur in the next two years but cannot guarantee such a result. Please see pages 12 and 46 for the revised reconciliation of Net losses to EBITDA to Adjusted EBITDA in response to the Staff’s comment.

Management’s Discussion and Analysis, page 46

30.

We note that, except for fiscal 2007, you have suffered net losses since 2006, yet there is no discussion in your overview or result of operations that discusses your history of net losses. Please revise here and in your results of operations to discuss the reasons behind your increasing net losses, whether you expect them to decrease in the future, and if so, why.

The Company has revised the disclosure on pages 5 and 47-49 in response to the Staff’s comment.

For the years ended December 31, 2009, 2008 and 2007, the Company experienced operating losses of approximately $21.5 million, $1.2 million and net earnings of $1.9 million, respectively. As of December 31, 2009, the Company has an accumulated deficit of approximately $34 million. The net losses over the past several years primarily reflect material non-cash charges such as stock compensation, amortization expenses as well as interest expense which had cash and non-cash components.

The Company has consummated two business combinations since 2007 (Intellispace and RNK), both of which were funded with debt. The Company has outstanding debt obligations of approximately $68 million, with a weighted average interest rate of 11.2%. Additionally, as a result of acquiring two service businesses, the Company has acquired material intangible assets which have resulted in material amortization, which will continue over the next several years. Over the past three years, the Company has generated significant operating losses driven primarily by stock compensation expense of $21.2 million, depreciation and amortization expense of $15.6 million and net interest expense of $16.5 million.

The Company’s net losses are primarily the result of continuing efforts to grow the business through acquisitions, which were primarily funded by debt, resulting in significant amortization and interest expense charges. The Company also had to modify its debt obligations numerous times and has had to issue derivative securities such as warrants and options to purchase shares of its common stock. These issuances are recorded as debt discount and amortized to interest expense and have been material as well.

The Company intends to use approximately $31 million of the proceeds of its proposed offering to retire its most expensive debt that carries a weighted average interest rate of 17.7%. There is no assurance that it will not continue to generate losses. In addition, the Company is seeking to “go public.” This process and the ongoing costs of being a public company will drive its selling, general and administrative expenses higher on an absolute and relative basis.  The Company is also seeking to consummate an acquisition following the consummation of its proposed offering. Although the Company believes that the acquisition of Winncom will be accretive to shareholders in the long-term, it initially expects the acquisition to drive losses, primarily as a result of stock-based compensation charges, definite-lived intangibles amortization and post-acquisition integration costs.

Sources of Revenues, page 48

31.	Please revise to identify the three customers who totaled 42% of your fiscal 2008 revenues.

Response: The Company has revised page 50-51 to identify, by name, the customers who comprised 42% of the Company’s operating revenues for the year ended December 31, 2008. The Company has also updated the section to identify the three customers who comprised the largest portion of its operating revenues for the year ended December 31, 2009.

Planned Expanded Offerings, page 49

32.

Please clearly differentiate between those products and service offerings that are currently operational, and those that are aspirational at this time. Please expand your discussion of “SMS DIDs” to discuss in greater detail the “exploration of an opportunity” with two potential partners.

Response: The Company has revised the disclosure on page 52 in response to the Staff’s comment.

Impairment of Long-lived Assets, page 54

33.

You disclose in your summary of accounting policies at page F-19 that you have identified one reporting unit for the purpose of testing goodwill for impairment. If the fair value of the reporting unit is not substantially in excess of the carrying value we believe you should provide the following information:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•

Discussion of the degree of uncertainty associated with the key assumptions used in estimating fair value. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Otherwise, disclose if true, in your critical accounting policies and estimates section of MD&A that your reporting unit is not at risk of failing step one of the goodwill impairment test.

Response: The Company, in accordance with generally accepted accounting principles in the United States for the years ended December 31, 2009, 2008, 2007 and 2006, has tested for impairment long-lived assets including property, equipment, software, indefinite lived intangible assets and goodwill. Management has used third party appraisals as well its own judgment of the current economic climate, industry trends, the Company’s history of operating results and internal forecasts for this assessment.

For the years ended December 31, 2009, 2008, 2007 and 2006, the Company determined that the one reporting unit identified for purposes of goodwill impairment has a fair value that is substantially in excess of carrying value. Management relied on an independent third party appraisal as well its own assessment of the current economic climate and revised internal forecasts of the Company’s performance.

The Company found that:

•	appraised fair value of the Company was greater than 1000%, i.e. substantially, higher than the carrying value of the Company at December 31, 2009;
•

there is a fair amount of uncertainty associated with the key assumptions used in estimating fair value. As such, the Company adopted a blended approach with respect to valuation methods available, the Income approach (using discounted cash flows) and the Market approaches (Guideline Public Company and Mergers and Acquisition transaction methodologies). Management has applied conservative estimates with respect to forecasts of future results of operations, resultant cash flows and the discount factors applied; and

•

the Company believes that significant deterioration in its wholesale, or CLEC, business, continued weakness within the telecommunications sector and the general global economy could be reasonably expected to negatively affect its key assumptions.

Pursuant to the above analysis the Company has revised its critical accounting policies on pages 57 and within the footnotes and financial statements on pages F-15, to note the substantial excess of fair value above carrying value as well as explicitly stating that its identified reporting unit passed step one of the goodwill impairment test.

Share-Based Compensation, page 54

34.

For all share-based compensation arrangements, tell us how you determined the fair value of your common stock at each of the grant dates in 2009 and through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option or other equity issuances, or group of similar issuances:

•	the grant date
•	the grantee,
•	vesting terms,
•	exercise price,

•	estimated fair value of the option
•	estimated fair value of the underlying common stock
•	the total amount of compensation cost and
•	the amount recognized as expense

We may have additional comments when you disclose the anticipated offering price.

Response: The Company estimated the fair value of each option granted using the Black-Scholes option-pricing method using the following assumptions for the periods presented in the table below:

Black-Scholes Parameter	2009	2008	2007	2006
Weighted Average Implied Volatility	44.3%	41.1%	35.4%	73.3%
Expected Term (Years)	5	5	5	5
Expected Dividend Yield	0%	0%	0%	0%
Weighted Average Risk-Free Rate	2.34%	1.55%	3.45%	4.70%
Weighted Average Fair Value of Common Stock	$7.55	$2.76	$1.62	$0.10

The Company determined the fair value of its common stock for two dates during 2009, September 30 and December 31. Derivative securities such as warrants and options granted through September 30, 2009 were valued in accordance with the closed-form Black-Scholes formula with an underlying stock value pursuant to the valuation of its common stock at September 30, 2009. All options and securities granted subsequent to September 30, 2009 were valued in accordance with the closed-form Black-Scholes formula with an underlying stock value pursuant to the valuation of the Company’s common stock at December 31, 2009. Options granted in prior years were valued and recorded in accordance with the valuations determined at December 31, 2008, 2007 and 2006, respectively.

As there has been no public market for the Company’s common stock prior to this offering, and therefore a lack of company-specific historical and implied volatility data, the Company has determined the share price volatility for options granted based on an analysis of reported data for a peer group of companies that granted options with substantially similar terms. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies for a period equal to the expected life of the option. The Company intends to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of the Company’s own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to us. In this latter case, more suitable entities whose share prices are publicly available would be utilized in the calculation.

The expected life of options granted has been determined utilizing the “simplified” method as prescribed by the SEC’s Staff Accounting Bulletin, or SAB, No. 107, Share-Based Payment, or SAB 107. The risk-free interest rate is based on a daily treasury yield curve rate whose term is consistent with the expected life of the stock options. The Company has not paid and does not anticipate paying cash dividends on the Company’s shares of common stock; therefore, the expected dividend yield is assumed to be zero.

In addition, SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates, whereas SFAS 123 permitted companies to record forfeitures based on actual forfeitures. The Company applies an estimated forfeiture rate based on its historical forfeiture experience. The Company’s forfeiture rate has averaged less than 1% per annum since the Company began issuing stock options.

Since the beginning of fiscal year 2006 through December 31, 2009, the Company granted stock options with exercise prices as follows:

	Shares		Common Stock Fair Value
	Underlying	Exercise	per Share for Financial
Grant	Options	Price per	Reporting Purpose at Grant	SFAS 123R
Year	Granted (#)	Share ($)	Date ($)	Fair Value ($)

2006	723,000	$ 0.02	$0.10	N/A
2007	-	-	$1.62	$ -
2008	312,500	0.02	$2.76	429,063
2009	1,736,934	0.36	$7.55	6,318,678

*2009 numbers are on a weighted average basis and during 2006 the Company had not yet adopted SFAS 123(r).

The Company’s common stock is not publicly traded; as such it has exercised significant judgment in determining the fair value of its common stock on the date of grant based on a number of objective and subjective factors. Factors considered by the board included:

•	Historical company performance, our growth rate and financial condition at the approximate time of the option grant;
•

the value of companies that the Company considers peers based on a number of factors including, but not limited to, similarity to the Company with respect to industry, business model, stage of growth, financial risk or other factors;

•	changes in the Company and its prospects since the option grants and determination of fair value;
•	the rights, preferences and privileges of preferred stock relative to those of the Company’s common stock;
•	the Company’s history of operating losses and future financial projections;
•	the considerable amount of debt obligations on the annual balance sheets; and
•	the lack of available liquidity for securities holders of the Company’s common stock or derivative securities thereof

To date, the Company has never prepared contemporaneous valuations at each of the grant dates. The Company has undertaken to prepare retrospective valuations of its common stock at December 31, for the years 2009, 2008, 2007 and 2006 as well as September 30, 2009 in an effort to properly record share-based compensation expense in accordance with generally accepted accounting principles in the United States.

The fair value of the Company’s common stock was determined in accordance with the guidance provided by the AICPA Practice Aid “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (the “Guidance”).

As suggested by the Guidance, the Company used a two-step “top-down” methodology wherein the Company 1) valued the entire enterprise and 2) upon establishing an enterprise value, allocated the enterprise value across capital structure extant at the date of valuation.

For determination of enterprise valuation, the Company applied a blend of the income (Discounted Cash Flows), and two prevailing market approaches described in the following paragraph.

The market approach references actual transactions in the equity of the enterprise being valued or transactions in similar enterprises that are traded in the public markets. Third-party transactions in the equity of an enterprise generally represent the best estimate of fair market value if they are done at arm’s length. In using transactions from similar enterprises, there are two primary methods. The first, often referred to as the Guideline Transactions Method (M&A), involves determining valuation multiples from sales of enterprises with similar financial and operating characteristics and applying those multiples to the subject enterprise. The second, often referred to as the Guideline Public Company Method, involves identifying and selecting publicly traded enterprises with financial and operating characteristics similar to the enterprise being valued. Once publicly traded enterprises are identified, valuation multiples can be derived, adjusted for comparability, and then applied to the subject enterprise to estimate the value of its equity or invested capital.

For allocating enterprise value across capital classes extant at the time of valuation the Company used the Probability Weighted Expected Returns Model (“PWERM”) which assigns weights to various events wherein holders of the various capital classes can “monetize” their holdings. In consultation with an independent appraiser and the estimates of executive management the “trigger” events that were weighted for the PWERM analysis were the Company going public, being acquired, remaining private or “failing” and entering into forced liquidation and dissolution.

The Company also prepared financial forecasts for each valuation report date used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts were based on assumed revenue growth rates that took into account our past experience and contemporaneous future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital, or discount rate, which ranged from 15% to 17%.

Significant events occurring between the grants made in through September 30, 2009 and through December 31, 2009.

A key factor in evaluating and establishing a fair value of the Company’s common stock was the lack of liquidity for option holders and potential selling stockholders. The lack of liquidity heavily weighted against the Company’s value attributable to shares of common stock held when using the PWERM model. In late 2009, the Company’s management engaged various professionals in order to pursue an initial public offering of the Company’s securities. In concert with the potential initial public offering, the Company sought to build its existing platform by acquiring a networking equipment manufacturer or a re-seller of equipment who purchased directly from Original Equipment Manufacturers (“OEMs”). In 2009, the Company identified a willing acquiree in Winncom Technologies Holdings, Limited. The key drivers of the increase in per share value from September 30, 2009 to December 31, 2009 were the increasing likelihood of an initial public offering and higher, albeit discounted, cash flows from existing and potential future operations assuming that the Winncom acquisition is consummated.

The table attached as Exhibit I provides a schedule showing the information requested in the Staff’s comment.

35.	Expand the disclosure of the market approaches used to estimate fair value at page 56 to discuss the nature of the estimates and uncertainties in applying these methods.

Response: The Company has expanded its disclosure of the market approaches used to estimate fair value of its common stock on pages 58-59 in response to the Staff’s comment.

36.

For each grant date during 2009 disclose, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option. The number of options may he aggregated by month or quarter and the information presented as weighted average per-share amounts.

Response: The Company has added a table on page 59 that contains the information requested in the Staff’s comment.

37.

Further disclose in MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Response: The Company has added a table on page 60 that contains the information requested in the Staff’s comment.

At the time of the filing of the Amendment, the total number of options issued and outstanding, restated for the reverse stock split effected on March 22, 2010, was 2,695,766. These outstanding options had a weighted average remaining life of approximately 6.6 years and a weighted average exercise price of $0.23 per share. The intrinsic value of these options was determined as the difference between the midpoint of the range of the per share offering price ($10.00) and the weighted average exercise price.

Income Taxes, page 56

38.

Please expand your disclosures to discuss any uncertainties surrounding realization of the deferred tax asset and the material assumptions underlying your determination that the net asset will be realized. If the asset’s realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, you should provide a description of these assumed future events, quantified to the extent practicable. For example, you should disclose the minimum annualized rate by which taxable income must increase during the tax NOL carryforward periods if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, you should identify the countervailing positive evidence relied upon in your decision not to establish a full allowance against the asset.

Response: The Company has addressed the disclosures relating to any uncertainties surrounding the realization of deferred tax asset and the material assumptions underlying the Company’s determination that the net asset will be realized.  Please see page 61.

Selling, General and Administrative Expenses, page 59

39.

Discuss, and quantify, how the company becoming a public company, particularly Section 404 of the Sarbanes-Oxley Act of 2003 has impacted, and is expected to impact, the company’s general and administrative expenses.

Response: The Company has revised the disclosure on page 63 in response to the Staff’s comment. The Company expects the costs of “going public” as well as the on-going cost of being a public company to be material.

Pro forma Results – Year Ended December 31, 2007 compared to year ended December 31, 2006 (as adjusted)

Pro forma Reconciliation, page 64

40.	Disclose the nature of the pro forma adjustments to the financial information presented at page 67 and explain the assumptions involved.

Response: The Company has added disclosure on page 70 in response to the Staff’s comment.

Liquidity, page 68

41.

Please revise to clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond; if so, then state the length of time for which the existing funds will be sufficient.

Response: The Company has revised the disclosure on page 74 in response to the Staff’s comment.

42.	Please revise to address the impact upon liquidity of an adverse resolution of the billing disputes with Verizon referenced in your risk factors section on page 16.

Response: The Company has revised the subject disclosure on page 74.

Information about Winncom, page 74

43.

We note your statement that Winncom is an “investment holding company with active, wholly-owned subsidiaries in the United States, Cyprus, Hungary, Ireland, Kazakhstan, Russia and Uzbekistan.” Please advise us why the combined company subsequent to the contemplated merger conditioned upon the completion of this offering is not an Investment Company subject to the Investment Company Act of 1940.

Response: Winncom is a holding company with active wholly-owned subsidiaries, but is not an “investment holding company” subject to the Investment Company Act of 1940. The Company has revised the disclosure on pages 49, 80 and page F-71 to correct this use of words.

Management, page 103

Board of Directors, page 105

44.	Please revise to file consents from the director nominees as exhibits to your registration statement.

Response: The Company has filed consents from the director nominees as Exhibits 99.1 through 99.6 of the prospectus.

45.

Please revise to provide, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and structure. Please refer to Item 401(e)(1) of Regulation S-K, and SEC Release No. 33-9089.

Response: The Company has revised the subject disclosure on pages 110-113 in response to the Staff’s comment.

46.

Please confirm that you have indicated any and all directorships held during the past five years for each director or director nominee. Please refer to Item 401(e)(2) of Regulation S-K, and SEC Release No. 33-9089.

Response: The Company confirms that it has indicated any and all directorships held during the past five years for each director or director nominee.

Executive Compensation, page 110

Relationship of Elements of Compensation, page 113

47.

We note that you have not provided disclosure pursuant to Item 402(s) of Regulation S-K, “Narrative disclosure of the registrant’s compensation policies and practices as they relate to the registrant’s risk management.” Please provide us with the analysis whereby you determined it was appropriate to refrain from including this disclosure.

Response: The Company's management assessed its compensation policies and practices for all of its employees as they relate to the Company's risk management and, based upon this assessment, the Company believes that any risks arising from such policies and practices current do not and are not reasonably likely to have a material adverse effect on the Company in the future and, accordingly, it has not provided the disclosure referenced in the Staff’s comment.

The Company's employees’ base salaries are fixed in amount and thus the Company does not believe that they encourage excessive risk-taking. While the Company's sales commissions plan does focus on achievement of short-term goals, which may encourage the taking of short-term risks at the expense of long-term results, the Company's management believes that it has internal controls in place as described below to help mitigate this risk and the sales commissions are limited, representing a small portion of the total compensation opportunities available to most employees.  The Company also believes that its performance-based sales commissions appropriately balance risk and the desire to focus its employees on specific short-term goals important to the Company's success, and do not encourage unnecessary or excessive risk-taking.

Under the Company's current sales commission plan, the maximum cash compensation that a salesperson can receive is a one-time payment equal to 125% of the monthly recurring revenue that a sale to a new customer generates. The salesperson is only entitled to receive the sales commission when the customer enters into at least a one year contract and the payments under such contract meet a minimum margin requirement that is set by Company management.  The Company's finance department performs an analysis on all potential new sales to determine if such sale will be profitable to the Company and meets the Company's minimum margin requirements. At the Company's retail division, new customers pay the first month's payment at signing of a customer agreement, but the salesperson does not receive his or her sales commission until the service has been installed and is operational.  If for any reason the Company does not receive payments from a customer during the term of a service agreement, a commission chargeback is made to the salesperson.  At the Company's wholesale division, sales commissions are paid only after cash is collected from a customer.  There are no annual bonuses paid by the Company to its sales force.

Based on the foregoing, the Company believes that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company and, accordingly, it has refrained from including disclosure pursuant to Item 402(s) of Regulation S-K.

48.

Please revise to identify the specific factors considered when setting the base salaries for the named executive officers in 2009. Explain bow each person’s experience, skills, knowledge and responsibilities figured into the calculation of each named executive officer’s base pay for that year, as well as how the market surveys and general compensation trends in the industry factored into the decision.

Response: The Company has revised the subject disclosure on pages 118-123 in response to the Staff’s comment.

49.	Similarly, identify the specific factors considered when setting the equity incentive awards for each named executive officer in 2009.

Response: The Company has revised the subject disclosure on pages 118-123 in response to the Staff’s comment.

Discretionary Annual Bonuses, page 113

50.

We note the reference on pages 110-111 to the “executive officer’s success in meeting or exceeding individual performance goals and an assessment of whether significant corporate goals were achieved.” Quantify the specific target levels for each of the performance criteria you discuss in this subsection. See Regulation S-K Item 402(b)(2)(v). If you do not disclose this information, provide us in your response letter with a detailed analysis as to how the information should be afforded confidential treatment because it causes you competitive harm. See Instruction 4 to Regulation S-K item 402(b). Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it will be for the executive or how likely it will be for you to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Regulation S-K Item 402(b).

Response: The Company has revised the subject disclosure on pages 118-123 in response to the Staff’s comment.

Grants of Plan-Based Awards Table, page 114

51.	Please clarify under which Plan the Option Awards were made in each instance, as applicable. Please refer to Item 402(d)(1) of Regulation S-K.

Response: The Company has revised the Grants of Plan-Based Awards Table to clarify under which plan the awards were made in each instance. Please see pages 124-125.

Report of Independent Public Accountant Firm, page F-3

52.	Please ask your auditor to revise their audit opinion to refer to Note 2, which contains the details of the restatement. Please refer to the guidance in PCAOB Auditing Standards Section 561.06.a.

Response: The Company’s auditors have revised their audit opinion to refer to Note 4, which contains the details of the restatement, in conformity of the guidance in PCAOB Audit Standards Section 561.06.a. Please see page F-3.

Wave2Wave Communications Inc

Financial Statements

Statements of Operations, page F-5

53.

We note that you present depreciation and amortization as a separate line item in the statement of operations. Describe for us the nature and amount of each significant component of depreciation and amortization expense. If cost of goods sold excludes depreciation and amortization for property and equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB Topic 11:B. Tell us how you considered the guidance in the SAB Topic.

Response: The Company has further reviewed Staff Accounting Bulletin 11B “Miscellaneous Disclosure – Depreciation And Depletion Excluded from Cost of Sale” (“SAB 11B”), and has removed the gross profit line from the face of its statement of operations. SAB 11B explicitly states that no line item may be marked as “income” if the effect of depreciation, depletion and amortization of property, plant and equipment is excluded. The Company had previously presented “Gross profit” without including the effect of depreciation and amortization. Depreciation consists primarily of depreciation of the cost of property, equipment and software that are primarily used in the revenue producing portion of business, i.e. not overhead or general administration of the Company. Amortization reflects primarily the expense of amortizing intangibles acquired pursuant to the two business combinations consummated with each of RNK Communications, Inc. and Intellispace, Inc. in 2007 and 2006, respectively.

The Company has re-formatted its statement of operations on page F-5 in accordance with SAB 11B’s guidance and adopted a format that is similar to SEC registrants that fall within the SIC Code 4899 “Communications Services, NEC ” and the broader telecommunications sector. The Company has reflected the removal of the “gross profit” line item on all of its statement of operations data presented as it appears throughout the document, including but not limited to the “Summary Historical Consolidated Financial Data and Pro Forma Financial Data,” “Selected Historical Financial Data” as well as tables that present statement of operations data within the “Results of Operations” subsection of “Management’s Discussion and Analysis of Financial Conditions and Results of Operations.”

As such, the Company is presenting its operating revenues as one line item, proceeding directly to operating expenses which includes costs of goods sold, depreciation and amortization, and selling, general administrative expenses. After these operating expenses are presented, the Company presents its first “income” item, “Operating (loss) income.”

Change in Estimate, page F-8

54.

Tell us how you applied the guidance in ASC Topic 250 in evaluating whether the adjustment to the liability for VFX is a change in estimate or the correction of an error. Describe the circumstances that resulted in your determination that ISP traffic should be excluded from the calculation. Also revise the disclosure to clarify whether the adjustment affected net income and disclose the amount of the change for 2008, if applicable.

Response: The Company has disclosed the effect on its results of operations due to the change in estimate related to its adjustment to its liability for Virtual Foreign Exchange (“VFX”). This adjustment was a change in estimate in accordance with management’s assessment of the facts and circumstances available at the time. The Company has revised page F-17–F-18 in response to the Staff’s comment.

Pursuant to Accounting Standards Codification 250 “Accounting Changes and Error Connections” (“ASC 250”), the resulting reduction in liability of approximately $6.5 million and the corresponding favorable credit to cost of goods sold were recorded entirely in the period in which the change in estimate occurred, the fiscal year ended 2008. As this was a change in estimate and not an “error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared” no restatement of previously issued audited financial statements was required/undertaken.

Beginning with the first invoices for VFX rendered to RNK, a competitive local exchange carrier (“CLEC”) and the Company’s wholly-owned subsidiary, and continuing to the present, Verizon had consistently failed to bill RNK appropriately and had changed its billing methodology on numerous occasions. In 2008, it was determined by management that ISP traffic is excluded from the calculation of VFX traffic as provided in the agreement and that Verizon was not applying the deduction.   Further, the rate Verizon provided was in excess of the rates Verizon was allowed of charge under its filed and effective tariffs and the agreement.

This change in estimating the claims from this provision in contracts from Verizon is one of several factors the Company has to consider in determining claims to be made against billings from this Vendor. The process of determining the estimated value of liabilities with telecommunications carriers is one of constantly evaluating provisions of the contracts, the current legal and regulatory environment, dispute resolution and subsequent settlement. This billing attribute is only one of many that are constantly having to be settled and to be considered in the Company’s estimate of claims against these carriers. The item in question has yet to be agreed to by the carrier and could be further revised.

Consolidated Statements of Cash Flows, page F-7

55.	Please revise your statement to present the amount of bad debt expense as an adjustment to reconcile net income. Accordingly present the change in accounts receivable as net of bad debt expense.

Response: The Company has revised the statement of cash flows on page F-7 in response to the Staff’s comment, to present the amount of bad debt expense as an adjustment to reconcile net income to cash from operating activities separately from the change in accounts receivable.

Note 2. Summary of Significant Accounting Policies

Restatement of Previously Issued Financial Statements

56.

We note that you adjusted cost of goods sold for the subsequent settlements of vendor payables and credits for the fiscal years ended December 31, 2008 and December 31, 2007. Provide us more details of the adjustments for each respective year. Tell us why you determined that the costs should not be recorded in each year and when the amounts were recorded. Accordingly revise your disclosures to describe in more detail the nature of these adjustments.

Response: The Company records its vendors’ payables net of estimated disputes and settlements for communications services. These disputes include ongoing billing errors, or taxes and charges that the Company was exempt from. During the years ended December 31, 2008, 2007 and 2006, the Company has not developed a systematic approach to accurately track all eligible credits, details of each dispute filed, and matching up the filed claims with the credits subsequently received. The methodology of estimate used during those years was inappropriate and lacked supporting information to determine if such estimate was reliable. During the years ended December 31, 2009 and 2008, the Company received significant credits and settlements from the vendors for the majority of the disputes filed related to invoices of the fiscal years 2006, 2007 and 2008. The Company determined to change its methodology to use all reliable information that is currently available or can reasonably be expected to be obtained and taken into account in the preparation and presentation of its financial statements in order to estimate the effect of claims filed on accounts payable. Therefore, the Company applied retroactive adjustments to prior-

period financial statements to adjust costs of goods sold for the subsequent settlements of vendor payables for the years ended December 31, 2008, 2007 and 2006 as a methodology to record accounts payable at their expected settlements. The financial statements of fiscal years 2008 and 2007 had been previously issued and therefore a restatement to those previously issued financial statements was appropriate.

Retroactive adjustment of costs of goods sold amounted in an approximate reduction of $41,000, a reduction of $1,891,000, and an increase of $373,000, for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company revised its disclosure included in the “Restatement of Previously Issued Financial Statements” on page F-18 to include the aforementioned information.

Note 6. Intangible Assets, page F-25

57.	Tell us the factors you considered in your determination that certain customer lists have useful lives of seven and ten years.

Response: In order to determine the useful lives of the Company’s acquired customer lists and relationships, the Company has referenced various accounting pronouncements, primarily Accounting Standards Codification No. 350-30 “Intangibles – Goodwill and Other – General Intangibles Other Than Goodwill” (“Intangibles Topic”) regarding the estimation of the useful lives of definite and indefinite lived intangible assets. The Company determined useful life pursuant to an analysis of all pertinent factors including (i) the expected use of the asset by an entity, (ii) useful life of related assets, (iii) legal, regulatory, or contractual provisions that may limit the useful life, (iv) any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost, (v) the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), and (vi) the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Accordingly, the Company considers turnover assumptions that market participants would make about the renewal or extension of the acquired customer relationships or similar arrangements. Without evidence to the contrary, the Company expects that the acquired customer relationships will be renewed or extended at the same rate as a market participant would expect, and no other factors would indicate a different useful life is appropriate. Thus, absent any other of the entity-specific factors in paragraph 350-30-35-3, in determining the useful life for amortization purposes, the entity shall consider the period of expected cash flows used to measure the fair value of the asset.

The Company considered turnover assumptions that acquired customers would make about the renewal or extension of existing relationships or similar arrangements. The Company also reviewed the legal, regulatory, or contractual provisions that may limit the useful life and any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost. The Company also considered economic factors such as churn rates and the potential for regulatory changes in the telecommunications industry.

It was clear that there were indeed legal, regulatory, contractual, competitive, economic, or other factors limiting the useful life of the acquired intangible assets; as such the Company applied finite lives to the acquired intangible assets.

In the course of the Company’s operations, we have acquired two businesses, RNK Communications, Inc. (“RNK”), a Competitive Local Exchange Carrier (a “CLEC”) and Intellispace, Inc. (“Intellispace”) in 2007 and 2006, respectively. These companies operated in distinctly different subspaces of the telecommunications service sector. Specifically, RNK dealt with a pool of customers comprised, with respect to dollar amount, mainly of large carriers with numerous interconnection agreements and contracted arrangements that were typically, multi-year in nature. In addition, the churn with these exchange carriers is typically low. However, renegotiations of terms and contracted rates are frequent and recurring in nature which materially affects the discounted cash flows expected. Given the deterioration of margins and pricing in the CLEC business we expect the expected cash flows to be generated by the acquired customer lists/contracts capitalized as an intangible asset to be more uncertain and volatile in nature. The volatility and uncertainty of expected cash flows offsets the relative value of the lower attrition and churn in the customer base, leading to the assignment of a lower useful live.

Intellispace’s customer base was comprised of a large, widely distributed group of retail customers/subscribers whose contracts with Intellispace were typically one to two years. At the time of acquisition of Intellispace many of these contracts were at renewal/termination points. Churn rates with respect to customer turnover were expected to be considerably higher than with RNK’s customer base as was attrition of customers in the period immediately post-acquisition. However, in accordance with ASC 350-30-55-28F, whose codification status is pending at this time, we had concluded that our customer relationships prior to acquisition were similar to the acquired customer relationships with respect to Intellispace and, therefore, the Company was confident in renewing or extending existing relationships. Based on the preceding guidance and analysis generated thereto we felt that useful lives of ten and seven years were appropriate for customer lists and contracts acquired from Intellispace and RNK, respectively.

The Company has revised the disclosure on page F-27 in response to the Staff’s comment.

Note 13 Operating Lease Commitments, page F-30

58.

We note that you have determined to not recognize rent expense over the terms of the leases on a straight-line basis. Tell us how you assessed the materiality of the impact on your financial statements.

Response: The Company accounts for rentals in accordance with ASC 840 “Leases” Topic. ASC 840 requires rentals to be charged to income on a straight-line basis, even when payment is made on a different basis. The Company performs a deferred rent analysis when a new lease is entered into and when the current leases have been renewed or amended. For the years ended December 31, 2008, 2007, and 2006, the Company had determined to waive the adjustments for rentals and deferred rent liabilities calculation based on straight-line basis due to the immateriality. The Company calculated that rental expense adjustments were approximately a reduction of $10,000, an increase of $18,000, and an increase of $56,000, respectively, for the years ended December 31, 2008, 2007 and 2006. Deferred rent liabilities amounted to approximately $64,000, $74,000, and $56,000 at December 31, 2008, 2007 and 2006, respectively. These adjustments were immaterial to the overall consolidated financials statements and therefore waived during each of the respective years.

During the year ended December 31, 2009, the Company entered into new lease agreements where the deferred rent is significant and has been recognized in accordance with ASC 840.

The Company has revised the “Operating Lease Commitments” footnote disclosure on pages F-34 in response to the Staff’s comment.

Equity issuances, page F-39

59.	Disclose the exercise price of the options issued to employees in November 2009.

Response: The exercise price of the options issued on November 20, 2009 is $0.36 per share. The exercise price of the options was adjusted for the reverse stock split that was effected on March 22, 2010. The subject disclosure on page F-39 of the original Form S-1 has been has been restated in its entirety.

Condensed Consolidated Statements of Cash flows, page F-47

60.

It appears that the debt due to Greystone was assumed and paid for by Wilmington Trust Company, as disclosed in Note 7 on page F-50. Since you did not pay cash in the assignment this transaction should not be reflected in the statement of cash flows. Please revise your statement of cash flows accordingly.

Response: The Company has revised the Consolidated Statements of Cash Flows for the year ended December 31, 2009 (the 2009 interim financial statements were replaced by year end 2009 financial statements) to remove from Cash from Financing Activities, the 2009 assignment of debt by Greystone to the Wilmington Trust Company and G. Jeff Mennen which was a non-cash transaction from the Company’s perspective.  Please see pages F-30 and F-7 in response to the Staff’s comment.

Winncom Technologies Holding Ltd

Financial Statements

Note 14 Subsequent Events, page F-116

61.	We note the reference to the filing of a Form 10-Q. Please tell us whether Winncom Technologies Holding has an obligation to file reports under the Exchange Act and provide us with the file number.

Response: Winncom does not have an obligation to file reports under the Exchange Act. The Company has deleted this typographical error.

Part II

Item 16. Exhibits and Financial Statement Schedules

62.

Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal opinion with your next amendment, please provide a draft of the opinion for us to review.

Response: The Company has filed all remaining including the form of legal opinion.

63.	Please revise to file, as necessary, all exhibits in their entirety. We note, by way of example only, that you have not included Schedule I to Exhibit 2.1, the Stock Purchase Agreement.

Response: The Company has filed all exhibits in their entirety, except any appendices or attachments to such exhibits that the Company has deemed to be immaterial.

Item 17. Undertakings

64.	Please revise to provide the undertaking at Item 512(h) of Regulation S-K.

Response: The Company has revised the disclosure on page II-4 to include the undertaking at Item 512(h) of Regulation S-K.

Please call the undersigned at (212) 692-6784 with any comments or questions regarding the Amendment and please send a copy of any written comments to the undersigned at the following address:

Ivan K. Blumenthal, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212)692-6784
Fax: (212) 983-3115

Very truly yours,

/s/ Ivan K. Blumenthal

Exhibit I

Grantee	Shares	Grant Date	Vesting Dates	Expiration	Exercise Price	Option FV	FV of Common Stock	Total Compensation Cost	Intrinsic Value
Andrew Bressman	125,000	11/20/2009	11/20/2009	11/20/2019	$ 0.36	$ 7.32	$7.60	$915,000	$905,000
Brian Jablonski	3,751	11/20/2009	11/20/2009	11/20/2019	$ 0.36	$ 7.32	$7.60	$ 27,457	$27,157
Eric Mann	683,580	11/20/2009	11/20/2009	11/20/2019	$ 0.36	$ 7.32	$7.60	$ 5,003,806	$4,949,119
James Palmisano	3,750	11/20/2009	11/20/2009	11/22/2019	$ 0.36	$ 7.32	$7.60	$27,450	$27,150
Leah Barton	3,750	11/20/2009	11/20/2009	11/23/2019	$ 0.36	$ 7.32	$7.60	$ 27,450	$27,150
Ron Pinto	150,000	11/20/2009	11/20/2009	11/20/2019	$ 0.36	$ 7.32	$7.60	$ 1,098,000	$1,086,000
Sanford McMurty	3,750	11/20/2009	11/20/2009	11/21/2019	$ 0.36	$ 7.32	$7.60	$27,450	$27,150
Unme Thompson	2,000	11/20/2009	11/20/2009	11/24/2019	$ 0.36	$ 7.32	$7.60	$ 14,640	$14,480
Brian Jablonski	11,250	11/20/2009	11/20/2010	11/18/2019	$ 0.06	$ 7.32	$7.60	$ 82,350	$84,825
Brian Jablonski	11,249	11/20/2009	11/20/2011	11/18/2019	$ 0.06	$ 7.32	$7.60	$ 82,343	$84,817
Brian Jablonski	11,250	11/20/2009	11/20/2012	11/18/2019	$ 0.06	$ 7.32	$7.60	$82,350	$84,825
RNK Comm, non-executive	53,199	11/20/2009	11/20/2010	11/20/2019	$ 0.36	$ 7.32	$7.60	$389,417	$385,161
RNK Comm, non-executive	53,199	11/20/2009	11/20/2011	11/20/2019	$ 0.36	$ 7.32	$7.60	$389,417	$385,161
RNK Comm, non-executive	53,206	11/20/2009	11/20/2012	11/20/2019	$ 0.36	$ 7.32	$7.60	$389,468	$385,211

Wave2Wave, non-executive	130,583	11/20/2009	11/20/2010	11/20/2019	$ 0.36	$ 7.32	$7.60	$955,868	$945,421
Wave2Wave, non-executive	130,583	11/20/2009	11/20/2011	11/20/2019	$ 0.36	$ 7.32	$7.60	$955,868	$945,421
Wave2Wave, non-executive	130,584	11/20/2009	11/20/2012	11/20/2019	$ 0.36	$ 7.32	$7.60	$955,875	945,428
Dan Koch	4,166	11/20/2009	11/20/2010	11/20/2019	$ 0.36	$ 7.32	$7.60	$30,495	$30,162
Dan Koch	4,167	11/20/2009	11/20/2011	11/20/2019	$ 0.36	$ 7.32	$7.60	$30,502	$30,169
Dan Koch	4,167	11/20/2009	11/20/2012	11/20/2019	$ 0.36	$ 7.32	$7.60	$30,502	$30,169
James Palmisano	11,250	11/20/2009	11/20/2010	11/20/2019	$ 0.36	$ 7.32	$7.60	$82,350	$81,450
James Palmisano	11,250	11/20/2009	11/20/2011	11/20/2019	$ 0.36	$ 7.32	$7.60	$82,350	$81,450
James Palmisano	11,250	11/20/2009	11/20/2012	11/20/2019	$ 0.36	$ 7.32	$7.60	$82,350	$81,450
John Skinner	12,500	11/20/2009	11/20/2010	11/20/2019	$ 0.36	$ 7.32	$7.60	$91,500	$90,500
John Skinner	12,500	11/20/2009	11/20/2011	11/20/2019	$ 0.36	$ 7.32	$7.60	$91,500	$90,500
John Skinner	12,500	11/20/2009	11/20/2012	11/20/2019	$ 0.36	$ 7.32	$7.60	$91,500	$90,500
Leah Barton	11,250	11/20/2009	11/20/2010	11/20/2019	$ 0.36	$ 7.32	$7.60	$82,350	$81,450
Leah Barton	11,250	11/20/2009	11/20/2011	11/20/2019	$ 0.36	$ 7.32	$7.60	$82,350	$81,450
Leah Barton	11,250	11/20/2009	11/20/2012	11/20/2019	$ 0.36	$ 7.32	$7.60	$82,350	$81,450
Sanford McMurty	11,250	11/20/2009	11/20/2010	11/20/2019	$ 0.36	$ 7.32	$7.60	$82,350	$81,450
Sanford McMurty	11,250	11/20/2009	11/20/2011	11/20/2019	$ 0.36	$ 7.32	$7.60	$82,350	$81,450

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Sanford McMurty	11,250	11/20/2009	11/20/2012	11/20/2019	$ 0.36	$ 7.32	$7.60	$82,350	$81,450
Ron Pinto	8,333	5/31/2009	11/20/2010	5/29/2019	$ 0.06	$ 4.24	$4.26	$35,332	$34,999
Ron Pinto	8,333	5/31/2009	11/20/2011	5/29/2019	$ 0.06	$ 4.24	$4.26	$35,332	$34,999
Ron Pinto	8,334	5/31/2009	11/20/2012	5/29/2019	$ 0.06	$ 4.24	$4.26	$35,336	$35,003
Total Options Outstanding	1,736,934							$12,637,357	$12,509,527

Expense Recognized in 2009								$7,314,556

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